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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.        ) (1)

TANGRAM ENTERPRISE SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

875924 10 2
(CUSIP Number)

Kevin P. Gallagher
c/o Q Vest Limited
15 Windsor Park
50 Windsor Avenue
London, SW19 2TJ, United Kingdom
+44 (0)20 8417 0036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875924 10 2

1.	Name of Reporting Person: TBBH Investments (Europe) AG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,760,543[1]

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,760,543[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,760,543[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.3%[2]

14.	Type of Reporting Person (See Instructions): CO

     1 All such shares are subject to a voting agreement (the “Voting Agreement”) dated as of December 4, 2003 between Opsware, Inc. (“Opsware”) and TBBH, attached hereto as Exhibit 99.1.

     2 Based on 21,302,439 shares of Issuer common stock outstanding, which assumes the conversion of all outstanding shares of Series F preferred stock (each share of Series F preferred stock is convertible into 500 shares of common stock). There were 19,802,439 shares of Issuer common stock outstanding and 3,000 shares of Series F preferred stock outstanding as of November 3, 2003, as represented by the Issuer in a definitive proxy statement filed with the Securities and Exchange Commission on November 18, 2003.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share, of Tangram Enterprise Solutions, Inc., a Pennsylvania corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11000 Regency Parkway, Suite 301, Cary, North Carolina 27511.

Item 2. Identity and Background.

     (a) The name of the corporation filing this statement is TBBH Investments (Europe) AG, a Swiss company, hereinafter sometimes referred to as “TBBH” or the “Reporting Person.” The parent company of TBBH is Q Vest Limited (“Q Vest”), a United Kingdom company. The ultimate parent entity of TBBH is Aisling Management Services, Ltd. (“Aisling”), a United Kingdom company. David P. Kennealy is the sole shareholder of Aisling. Mr. Kennealy is also a director of the Issuer, Q Vest and Aisling. Marco Blarer is a director of TBBH. Kevin P. Gallagher is the Secretary of TBBH and a director of Q Vest and Aisling. Sally A. Davies is a director of Q Vest and Aisling.

     (b) The address of TBBH’s principal offices is Seeblick 1, Cham/Zug, CH6330 Switzerland. The address of Q Vest’s and Aisling’s principal offices is 15 Windsor Park, 50 Windsor Avenue, London, SW19 2TJ, United Kingdom. The address of Mr. Kennealy is 265D Eridanus Street, Waterkloof 0181, South Africa. The address of Mr. Blarer is c/o TBBH at the above address for TBBH. The address of Mr. Gallagher and Ms. Davies is c/o Q Vest or Aisling at the above address for such entities.

     (c) Mr. Kennealy is a management consultant for Q Vest and Aisling. Mr. Blarer is a consultant for TBBH. Mr. Gallagher and Ms. Davies are financial consultants for Q Vest and Aisling. TBBH, Q Vest and Aisling are investment holding companies and their addresses are set forth in subsection (b) above.

     (d) Neither the Reporting Person nor any of the corporations or individuals named in subsection (a) above is required to disclose any legal proceedings pursuant to this Item 2(d).

     (e) Neither the Reporting Person nor any of the corporations or individuals named in subsection (a) above is required to disclose any legal proceedings pursuant to this Item 2(e).

     (f) Mr. Kennealy and Mr. Gallagher are citizens of Ireland. Mr. Blarer is a citizen of Switzerland. Ms. Davies is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

     The shares of common stock of the Issuer held by TBBH were issued to TBBH by the Issuer in settlement of amounts due from TBBH’s sale of software to the Issuer.

Item 4. Purpose of Transaction.

     The shares of common stock of the Issuer held by TBBH were acquired as an investment.

     On December 4, 2003, Opsware Inc. (“Opsware”), TES Acquisition Corp., a wholly owned subsidiary of Opsware, and the Issuer entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) which provides for the merger of TES Acquisition Corp. with and into the Issuer (the “Merger”). The Merger Agreement was filed as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 9, 2003. Subject to certain adjustments and conditions contained in the Merger Agreement, all of the Issuer’s outstanding debt as well as all outstanding shares of Issuer common stock and Issuer Series F preferred stock will be converted into shares of Opsware common stock valued at $10 million.

     Concurrently with the execution of the Merger Agreement, TBBH entered into a voting agreement dated as of December 4, 2003 with Opsware (the “Voting Agreement”) in order to facilitate the sale of its shares of Issuer common stock. Pursuant to the terms of the Voting Agreement, TBBH has agreed: (1) not to transfer any securities of the Issuer it currently holds or that may be acquired prior to the effective time of the Merger, and (2) to cause all shares of capital stock of the Issuer held by TBBH to be voted at any annual, special or adjourned meeting of the shareholders of the Issuer: (i) in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and any actions required in furtherance of the Merger, and (ii) against approval of any Acquisition Proposal (as defined in the Merger Agreement), any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of TBBH under the Voting Agreement, or any other matter that could reasonably be expected to impede, delay or materially and adversely affect the consummation of the Merger. TBBH will also deliver to Opsware an Irrevocable Proxy appointing each of the members of the Board of Directors of Opsware as its proxy to exercise all voting and other rights of TBBH with respect to the shares of capital stock of the Issuer held by TBBH in connection with the above matters only at every annual, special or adjourned meeting of Issuer shareholders or otherwise.

     Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) TBBH is the beneficial owner of 1,760,543 shares of Issuer common stock, which represents approximately 8.3% of the issued and outstanding shares of Issuer common stock. Mr. Kennealy has the right to acquire 5,000 shares of Issuer common stock, which represents less than 1% of the issued and outstanding shares of Issuer common stock. Calculations of percentage ownership are based on 21,302,439 shares of Issuer common stock outstanding, which assumes the conversion of all outstanding shares of Series F preferred stock (each share of Series F preferred stock is convertible into 500 shares of common stock). There were 19,802,439 shares of Issuer common stock outstanding and 3,000 shares of Issuer Series F preferred stock outstanding as of November 3, 2003, as represented by the Issuer in a definitive proxy statement filed with the Securities and Exchange Commission on November 18, 2003.

     (b) As a result of the Voting Agreement, TBBH may be deemed to share the power to vote and the power to dispose of or direct the disposition of its shares with Opsware with respect to the matters described in Item 4. However, Opsware (i) is not entitled to any rights as a shareholder of Issuer as to the shares, (ii) disclaims any beneficial ownership of the shares and (iii) disclaims any power to dispose of or direct the disposition of the shares. Nothing herein shall be deemed to be an admission by Opsware as to the beneficial ownership of any shares or the power to dispose of or direct the disposition of the shares. The preceding information pertaining to Opsware is based on a Schedule 13D that it filed with the Securities and Exchange Commission on December 12, 2003.

     (c) During the last sixty (60) days, there were no transactions involving the common stock effected by the Reporting Person or any of the corporations or individuals listed in Item 2(a) except as otherwise described herein.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than the Voting Agreement as referred to in Item 4 above, neither the Reporting Person nor any of the corporations or individuals listed in Item 2(a) has any contracts, arrangements, understandings or relationships with any person with respect to the common stock of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Form of Voting Agreement dated as of December 4, 2003 between Opsware, Inc. and TBBH Investments (Europe) AG.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2003	TBBH INVESTMENTS (EUROPE) AG

/s/ Kevin Gallagher

Kevin Gallagher
Secretary